-FOR IMMEDIATE RELEASE-

ANTITRUST AUTHORITY APPROVAL FOR THE NETVISION-BARAK-GLOBECALL MERGER

Tel Aviv, October 25, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced further to its announcements on May 1, 2006, July 30, 2006 and September 9, 2006 regarding the merger between NetVision Ltd. ("NetVision") (TASE:NTSN), 38% held by Elron, and Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd. ("Barak"), and the merger between NetVision and GlobeCall Communications Ltd. (“GlobeCall”), that NetVision has announced that on October 24, 2006 approval for the NetVision-Barak-Globecall Merger was received from the Antitrust Authority. The approval was received without any limiting conditions.

The transactions remain subject to obtaining other approvals. There is no assurance that the transactions will be consummated.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact: Rinat Remler, Vice President & CFO Elron Electronic Industries Ltd. Tel. 972-3-6075555 elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)